UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	SEMI-ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE SIX MONTHS ENDED JUNE 30, 2014

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL, N.V.

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(Exact Name of Registrant as specified in its charter)

Not Applicable

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(Translation of Registrant's name into English)

The Netherlands

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(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-4, 1117 BM Schiphol Oost, The Netherlands

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(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077,

Email: alon@ictsinternational.com, Address: Same as above

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(Name, Telephone, E-mail and/or Facsimile number

and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None

Name of each exchange on which registered: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value 0.45 Euro per share

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(Title of Class)

Securities for which there is a reporting obligation pursuant to

Section 15(d) of the Act:

None

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(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 8,061,698.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES [_] NO [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES [_] NO [X]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X] NO [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES [X] NO [_]

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X] International Financial Reporting Standards as issued Other [_]

by the International Accounting Standards Board [_]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_] Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES [_] NO [ ]

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TABLE OF CONTENTS

Page
ITEM 1. FINANCIAL STATEMENTS	4
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	11
SIGNATURES	13

3

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
(Unaudited)

	June 30,	December 31,
	2014	2013
	(US $ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,028	$3,001
Restricted cash	3,369	6,996
Accounts receivable, net	22,801	15,102
Deferred tax assets, net	118	114
Prepaid expenses and other current assets	1,345	984
Current assets from discontinued operations	93	741
Total current assets	30,754	$26,938

Property and equipment, net	1,543	1,492
Goodwill	314	314
Other assets	554	395
Total assets	$33,165	$29,139

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable - banks	$11,041	$12,653
Accounts payable	2,895	2,141
Accrued expenses and other current liabilities	22,668	16,474
Current liabilities from discontinued operations	22	847
Total current liabilities	$36,626	$32,115

Convertible notes payable to related party, including accrued interest	38,815	36,570
Liability to United States Department of Labor	100	259
Other liabilities	549	551
Total liabilities	$76,090	$69,495

SHAREHOLDERS’ DEFICIT:
Common stock, 0.45 Euro par value; 33,333,334 shares authorized;
8,061,698 shares issued and outstanding as of June 30, 2014 and
8,041,698 as of December 31, 2013	$4,507	$4,495
Additional paid-in capital	20,949	20,927
Accumulated deficit	(61,175)	(58,625)
Accumulated other comprehensive loss	(7,206)	(7,153)
Total shareholders’ deficit	$(42,925)	$(40,356)
Total liabilities and shareholders’ deficit	$33,165	$29,139

4

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(US $ in thousands, except share and per share data)
(Unaudited)

	Six months ended	Six months ended
	30 June 2014	30 June 2013

Revenue	$83,006	$56,378
Cost of revenue	74,578	49,753
GROSS PROFIT	8,428	6,625
Operating expenses:
Research and development	1,095	820
Selling, general and administrative	8,419	9,529
Total operating expenses	9,514	10,349
OPERATING LOSS	(1,086)	(3,724)
Other expenses, net	(1,369)	(1,088)
LOSS BEFORE INCOME TAX BENEFIT (EXPENSE)	(2,455)	(4,812)
Income tax benefit (expense)	(54)	1,041
LOSS FROM CONTINUING OPERATIONS	(2,509)	(3,771)
Profit (Loss) from discontinued operations	(41)	1,890
NET LOSS	$(2,550)	$(1,881)

PROFIT (LOSS) PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.31)	$(0.47)
Discontinued operations	$(0.01)	$0.24
Net loss	$(0.32)	$(0.23)

Weighted average number of shares outstanding	8,061,698	8,036,698

COMPREHENSIVE LOSS
Net loss	$(2,550)	$(1,881)
Translation adjustment	(53)	(89)
Comprehensive loss	$(2,603)	$(1,970)

5

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 1 - BASIS OF PRESENTATION

General

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2014 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America or US GAAP for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2014 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. These financial statements should be read in conjunction with the audited financial statements and notes thereto of the Company for the year ended December 31, 2013 which are included in the Company’s Form 20-F filed with the Securities and Exchange Commission. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2014.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

Reclassifications

Certain amounts, related primarily to discontinued operations and income taxes payable in the prior year balance sheet, statements of operations and comprehensive loss have been reclassified to conform the current period presentation.

NOTE 2 - ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company”) operate in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The technology segment is predominantly involved in the development and sale of identity security software predominantly in Europe.

Financial Condition

The Company has a working capital deficit and a history of recurring losses from continuing operations and negative cash flows from continuing operations. As of June 30, 2014 and December 31, 2013, the Company has a working capital deficit of $5,872 and $5,177, respectively. During the periods ended June 30, 2014 and 2013, the Company incurred losses from continuing operations of $2,509 and $3,771, respectively. Collectively, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 2 - ORGANIZATION (CONTINUED)

Management believes that the Company’s operating cash flows and related party/third party financing activities will provide it with sufficient funds to meet its obligations and execute its business plan for the next twelve months. However, there are no assurances that management’s plans to generate sufficient cash flows from operations and obtain additional financing from related parties/third parties will be successful. In May 2014, the Company increased its borrowing capacity under the convertible notes payable to related party to $37,000.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

NOTE 3 - CERTAIN TRANSACTIONS

IRS Settlement

The Company was subject to a tax examination for one of its subsidiaries in the United States by the Internal Revenue Service ‘IRS’ for the tax years 2002 to 2004. In connection with this examination, a subsidiary was required to provide information regarding its treatment of certain expenses. The IRS proposed a number of adjustments to the subsidiary’s filed income tax returns for the tax years 2002 to 2004, which collectively resulted in an assessed income tax liability of $7,325. Management vigorously contested the merit of the proposed adjustments and established a reserve of $10,690. In July 2011 and January 2012, the Company entered into arrangements with the IRS to settle all outstanding claims against it for $3,329, including $877 in interest. In August 2012, the Company filed an Offer in Compromise Form with the IRS to reduce the amount payable to the IRS under the settlements citing unfavorable financial condition of its American subsidiaries. In July 2013, the IRS accepted the Company’s offer to settle all outstanding amounts for $200, which has been paid in full as of December 2013.

The total amount of unrecognized income tax benefits regarding the IRS in the accompanying consolidated statements of operations is $0 and $2,346, of which $0 and $1,221 is presented as part of the discontinued operations as of June 30, 2014 and 2013, respectively.

The total amount of unrecognized interest income regarding the IRS in the accompanying consolidated statements of operations is $0 and $906, of which $0 and $626 is presented as part of the discontinued operations as of June 30, 2014 and 2013, respectively.

Acquisition of Company in Germany

During the second quarter of 2013 the Company purchased a German Company, which operates in the field of professional operating security services and specializes in passenger and freight control at Frankfurt Airport. The operations of the new subsidiary are consolidated in the accompanying consolidated statements of operations starting from May 1, 2013. During the period ended June 30, 2014 and 2013 the German’s subsidiary revenue was $21,883 and $3,330, respectively.

NOTE 4 - DISCONTINUED OPERATIONS

In December 2005, the Company committed to a plan to cease the operations of its entertainment segment in the United States. Accordingly, as of that date, the assets, liabilities and results of operations of the entertainment segment were classified as discontinued operations in the Company’s consolidated financial statements.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 4 - DISCONTINUED OPERATIONS (CONTINUED)

In connection with the Company’s settlement of certain assessments with the IRS, the Company recognized $0 and $1,847 of changes in uncertain income tax positions in the periods ended June 30, 2014 and 2013, respectively including interest, related to its entertainment segment in income from discontinued operations.

During the year ended December 31, 2012, the Company committed to a plan to cease the operations of its subsidiary in France (I-SEC France) and in November 2012 transferred control of the subsidiary to a court-appointed liquidator. The subsidiary provided aviation security services in France.

During the year ended December 31, 2012, the Company ceased the operations of its subsidiaries in Romania (I-SEC Romania) and Hungary (I-SEC Hungary), which provided aviation security services in the respective countries. The subsidiaries are in the process of liquidation.

During the year ended December 31, 2013 the Company ceased the operations of its subsidiaries in the United Kingdom (I-SEC UK), and Denmark (I-SEC Denmark). In addition, the Company committed to a plan to cease operations of its subsidiary in Belgium (I-SEC Belgium). All of the subsidiaries provided aviation security services in the respective countries.

A summary of the Company’s assets and liabilities from discontinued operations as of June 30, 2014 and 2013 are as follows:

	June 30,	December 31,
	2014	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21	$259
Accounts receivable, net	-	361
Prepaid expenses and other current assets	72	121
Total current assets from discontinued operations	$93	$741

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$18	$259
Accrued expenses and other current liabilities	4	588
Total current liabilities from discontinued operations	$22	$847

A summary of the Company’s results from discontinued operations for the periods ended June 30, 2014 and 2013 is as follows:

	Period ended, June 30,
	2014	2013
Revenue	$93	$2,706
Cost of revenue	106	2,261
GROSS PROFIT (EXCESS OF COSTS OF REVENUES OVER REVENUE)	(13)	445
Selling, general and administrative expenses	28	408
OPERATING PROFIT (LOSS)	(41)	37
Other income , net	-	629
Income tax benefit	-	1,224
Income (loss) from discontinued operations	$(41)	$1,890

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NOTE 5 – CONVERTIBLE NOTES PAYABLE TO RELATED PARTY

In December 2012, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $27,000 in revolving loans through November 2015. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $2.10 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In November 2013, the Company entered into a new arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $32,000 in revolving loans through November 2015. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $1.5 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

In May 2014, the Company entered into a new oral arrangement with an entity related to its main shareholder, which replaced all previous arrangements between the parties, to provide it with up to $37,000 in revolving loans through December 2016. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. All outstanding borrowings from previous arrangements were applied to the borrowing capacity of the new arrangement. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate charged by the Company’s European commercial bank (LIBOR plus 6% for U.S. dollar-denominated loans and the base rate plus 2% for Euro-denominated loans). The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert outstanding notes payable under the arrangement into the Company's common stock at a price of $1.5 per share. The Company determined that the new arrangement did not represent a substantive modification and, therefore, it was not necessary to evaluate whether the conversion feature qualified as a free-standing derivative instrument or contained any intrinsic value which would be considered beneficial.

The Company’s weighted average interest during the periods ended June 30, 2014 and 2013 is 6.08 and 6.20%, respectively.

At June 30, 2014 and December 31, 2013, convertible notes payable to related party consist of $31,013 and $29,870, respectively, in principal and $7,802 and $6,700, respectively, in accrued interest. Interest expense related to these notes is $1,102 and $919 for the periods ended June 30, 2014 and 2013, respectively.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 6 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other aviation services to airlines and airport authorities, predominantly in Europe and the United States. The technology segment is predominantly involved in the development and sale of identity security software to financial and other institutions, predominantly in Europe. All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The chief operating decision maker reviews the operating results of these reportable segments. The performance of the reportable segments is based primarily on loss (profit) from continuing operations.

		Airport
		Security
		and Other
		Aviation
	Corporate	Services	Technology	Total
Six months ended June 30, 2014:
Revenue	$-	$82,610	$396	$83,006
Depreciation and amortization	-	381	50	431
Loss (Profit) from continuing operations	1,325	(561)	1,745	2,509
Total assets	584	32,229	259	33,072

Six months ended June 30, 2013:
Revenue	$-	$56,036	$342	$56,378
Depreciation and amortization	1	326	41	368
Loss from continuing operations	705	1,472	1,594	3,771
Total assets	384	24,070	541	24,995

The following table sets forth, for the periods indicated, revenue generated by country:

	Six months ended June 30,
	2014	2013
Netherlands	$34,285	$26,172
Germany	21,883	3,330
United States of America	19,555	19,494
Other	7,284	7,382
Total	$83,006	$56,378

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization by country:

	June 30,
	2014	2013
Netherlands	$532	$616
Germany	239	27
United States of America	433	490
Other	339	413
Total	$1,543	$1,492

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC.

	Period ended June 30,
	2014	2013
Revenue	100.0%	100.0%
Cost of revenue	89.8%	88.2%
Gross profit	10.2%	11.8%
Research and development expenses	1.3%	1.5%
Selling, general and administrative expenses	10.1%	16.9%
Operating loss	(1.3%)	(6.6%)
Other expense, net	(1.6%)	(1.9%)
Loss before income tax benefit (expense	(3.0%)	(8.5%)
Income tax benefit (expense)	(0.1%)	1.8%
Loss from continuing operations	(3.0)%	(6.7%)
Profit (loss) from discontinued operations	0.0%	3.4%
Net loss	(3.1%)	(3.3%)

Revenue – Revenue for the period ended June 30, 2014 was $83,006 compared to $56,378 in the first six months of 2013. Revenues from the European Aviation Security activities increased by $26,513 mainly because of new operations in Germany and increase of services provided to customers in the Netherlands. European results are affected by the translation of the Euro to the Dollar. The average exchange rate for the first six months of 2014 compared to the same period in 2013 increased by 4.4%.

Revenues from other Aviation Services provided in the United States of America (“U.S.”) were stable without material changes in revenue compared to the six months period ended June 30, 2013.

Revenues from the Technology segment were stable without material changes in revenue compared to the six months period ended June 2013.

Cost of revenue - Cost of revenue for the period ended June 30, 2014 was $74,578 (89.8% as percentage of revenue) compared to $49,753 (88.2% as percentage of revenue) for the first six months of 2013. Cost of revenue as percentage of revenue increased in the first six months of 2014 compared to the comparable period in 2013 mainly because of expenses related to new operations in Germany and the Netherlands.

Research and Development (“R&D”) - R&D expenses for the period ended June 30, 2014 and 2013 were $1,095 (1.3% as percentage of revenue) compared to $820 (1.5% as percentage of revenue) for the first six months of 2013. R&D expenses increased mainly due to new personnel hired by the Company in 2014.

Selling, general and administrative expenses (“SG&A”) - SG&A expenses were $8,419 for the period ended June 30, 2014 (10.1% as percentage of revenue) compared to $9,529 (16.9% as percentage of revenue) for the first six months of 2013. SG&A expenses in 2013 included a one time expense of $1,312 relating to costs involved on the purchase of the German Company. Without this expense the total SG&A expenses in 2013 would be $8,217 (14.6% as percentage of revenue), similar to the 2014 expenses.

11

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

OVERVIEW (CONTINUED)

Other expenses, net - Other expenses, net include mainly interest to banks, other institutions and related party regarding the Company’s loans, exchange rate expenses and bank charges. Other expenses, net, were $1,369 (1.6% as percentage of revenue) for the first six months of 2014 compared to $1,088 (1,9% as percentage of revenue) for the comparable period ending June 30, 2013.

Interest expenses to related party totaled $1,102 in the first six months of 2014 compared to $919 in the comparable period of 2013. Increase in interest expenses to related party reflects the increase in the Company’s debt to the related party from $31,790 as of June 30, 2013 to $38,815 as of June 30, 2014. As substantial part of the loan was taken in Euro, the interest expense is being affected also by the changes in the exchange rate between U.S Dollar and Euro.

Exchange rate income during the first six months of 2014 totaled $256 compared to exchange rate income of $142 at the 2013 comparable period. The main currency that is being revaluated in the Company is the Euro.

Other interest expenses and bank charges totaled $523 in the first six months of 2014 compared to $306 in the comparable period of 2013. Interest expenses and bank charges increased due to the fact that the Company entered in 2014 into three separate lines of credit agreements with a commercial bank in order to finance the increase of operations in Europe. In addition, in 2013 the Company recognized a one-time interest income of $243 from the IRS accrual reversal.

Income tax benefit (expense) - Income tax expense for the period ended June 30, 2014 was $54 compared to benefit of $1,041 in the comparable period of 2013. The Company recognized in 2013 a benefit of $1,125 following the IRS settlement and decrease of the previous year tax accrual.

Loss from continuing operations - As a result of the above, ICTS’ loss from continued operations amounted $2,509 for the first six months of 2014, compared to $3,771 loss for the first six months of 2013.

Profit (loss) from discontinued operations – The Company had a loss of $41 from discontinued operations for the period ended June 30, 2014, compared to profit of $1,890 in the comparable period of 2013. A profit of $1,847 was recorded in 2013 following the IRS settlement decreasing the tax accrual for the discontinued operations.

Net Loss - As result of the above, ICTS’ loss amounted $2,550 for the first six months of 2014, compared to net loss of $1,881 for the comparable period of 2013.

12

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Raanan Nir

Raanan Nir, Managing Director

Dated: December 11, 2014

13